FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated August 2, 2018

Item 1

NOTICE TO THE MARKET

CLARIFICATIONS ON ARTICLE PUBLISHED IN THE MEDIA

São Paulo, August 2, 2018

COSAN S.A. ("Cosan" or "Company"), in response to Official Letter 234/2018/CVM/SEP/GEA-2, issued on August 1, 2018, hereby provides the following clarifications on the article published on the website of Reuters Brazil, on July 31, 2018, entitled "Police investigates BR, Ipiranga and Raízen for suspected undue control of fuel prices" [Polícia investiga BR, Ipiranga e Raízen por suspeita de controle indevido nos preços de combustíveis]:

1.       On July 31, 2018, the Civil Police of Paraná State launched Operation Controlled Margin to investigate the alleged involvement of Raízen Combustíveis S.A. ("Raízen"), a joint venture formed by Cosan and Shell, in practices to control the final price of fuel sold in gas stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen's employees were temporarily arrested.

2.       To this moment, in view of the existing information, no irregular conduct may be attributed to Raízen or its employees. No complaints were filed against any employees of Raízen, and no court order was issued determining the freeze of any assets or funds in its bank accounts.

3.       In parallel, also on July 31, 2018, in connection with the so-called Operation Dubai, the Prosecution Office of the Federal District filed a complaint against, among other parties, Raízen and one employee on the grounds of alleged anticompetitive practice. In said complaint, the Prosecution Office requested freeze of assets and funds of Raízen of approximately R$120,000,000.00, and such request is under analysis. Raízen is taking the necessary steps to bring the appropriate remedies against that decision.

4.       According to analysis of the Company and Raízen, based on the information available so far, the above-mentioned allegations have no factual or legal grounds; the prices charged in the gas stations are set exclusively by resellers, with no interference of Raízen.

5.       So far there is no final decision with significant impact on the Company's businesses.

6.       The Company and Raízen apply the highest standards of governance in its commercial policies, and their operations permanently and fully comply with the legislation in force, in absolute respect for free competition and consumers.

7.       Finally, the Company and Raízen reiterate they will continue to investigate information on said events and will keep the market informed in a timely manner, under the applicable regulations.

São Paulo, August 2, 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

Cosan S/A – Investor Relations

Phillipe Casale – IR Manager

Ana Luísa Perina – IR Coordinator

Ailime Freitas – IR Analyst

• Phone +55 11 3897-9797 • ri@cosan.com.br • ir.cosan.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 2, 2018	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer